

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2019

Dane E. Whitehead
Chief Financial Officer
Marathon Oil Corporation
5555 San Felipe Street
Houston, Texas 77056

      Re: Marathon Oil Corporation
          Form 10-K for the Fiscal Year Ended December 31, 2018
          Filed February 21, 2019
          File No. 001-05153

Dear Mr. Whitehead:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Energy & Transportation